Exhibit 12.1

Stone Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
			(amounts in thousands of dollars)
Net income (loss)	$97,241	$107,252	$134,470	$55,399	($71,375)	$126,457	$37,066
Income tax provision	52,361	57,086	71,747	29,830	(36,397)	68,092	17,713

Earnings (loss) subtotal	149,602	164,338	206,217	85,229	(107,772)	194,549	54,779

Cumulative effect of accounting change	—	(1,225)	(1,225)	—	—	—	—

Fixed charges included in earnings:
Interest expense	11,987	15,448	19,132	23,111	4,895	9,395	15,186
Amortization of debt-related expenses	508	559	743	739	127	107	80
Interest portion of rentals	251	276	355	285	406	304	247

Fixed charges subtotal	12,746	16,283	20,230	24,135	5,428	9,806	15,513

Earnings (loss) before fixed charges	162,348	179,396	225,222	109,364	(102,344)	204,355	70,292

Fixed charges:
Fixed charges included in earnings	12,746	16,283	20,230	24,135	5,428	9,806	15,513
Capitalized interest	4,968	6,726	8,577	8,519	6,000	4,027	2,300

Total fixed charges	17,714	23,009	28,807	32,654	11,428	13,833	17,813

Ratio of earnings to fixed charges	9.2x	7.8x	7.8x	3.3x	(1)	14.8x	3.9x

(1)	As a result of low gas prices in 2001, we recorded a $237,741 pre-tax ceiling test write-down in accordance with the full cost method of accounting for oil and gas properties. The write-down resulted in earnings to fixed charges deficiency in the amount of $113,772 for the year ended December 31, 2001.